Exhibit 99.1

Helity and Lilium join forces to bring high speed electric air mobility to Southern Spain

FARNBOROUGH, United Kingdom, July 20, 2022: Lilium N.V. (NASDAQ: LILM) (“Lilium”), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, has signed an agreement with Helity Copter Airlines (“Helity”) to develop an eVTOL network in Andalusia. Under the agreement, Helity intends to initially purchase five (5) Lilium Jets to provide premium and business charter flights to its customers.

Helity offers helicopter shuttle flights between Ceuta, Algeciras, and Málaga as well as private charter flights in southern Spain. With approximately 300,000 passengers transported to date between Ceuta and the Spanish peninsula, Helity provides a critical transportation service to its customers and the region. The Lilium Jet, with its premium cabin, expected physical range of 250 km, and anticipated performance capabilities in various weather conditions, is well suited to meet the transportation needs of the region.

Antonio Barranco, CEO and owner of Helity said: “With its zero operating emission and low noise profile, the Lilium Jet is a great addition to our existing helicopter fleet. Thanks to the large and spacious cabin, the aircraft is very well-suited to address the premium and business traffic in the region. I have no doubt that in the medium-term it will revolutionize the concept of short-range commercial and business aviation.”

Daniel Wiegand, CEO of Lilium said: “Southern Spain attracts a high demand of premium tourism. Combined with Helity’s great local expertise and experience in the operation of helicopters, as well as the hiring of highly-skilled pilots, we have ideal conditions for the development of a sustainable air mobility network in the region.”

Lilium is currently conducting Flight Tests with its 5th generation technology demonstrator at the ATLAS Flight Test Center in Villacarrillo (Jaen), Spain.

The proposed arrangement between Helity and Lilium is subject to the parties finalizing commercial terms and entering into definitive agreements with respect thereto, and the satisfaction of certain conditions.

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About Helity

The air connection between North Africa and Southern Europe revolutionizes the traditional way of uniting the two continents, effectively managing their time, and opens a new professional and business horizon as well as tourist and cultural exchange.

HÉLITY Copter Airlines is the commercial name of GLOBAL AERONAUTICS SOLUTIONS, CORP, S.L., an aviation company with capital entirely out of Spain, and that, endowed with great professionals of the sector and material means, was born with the vocation of service to the population where it has its operations, bases and surroundings. It currently has three operating bases, Malaga, Algeciras and Ceuta, with the opening of Tangier being planned at the moment.

The company has sufficient capacity and facilities to accommodate and provide service to its own fleet and to third parties, equipped with the technical personnel and tools necessary to carry out maintenance tasks with maximum impact.

For all the above, HÉLITY was born with the vocation of permanence in the service, having made a determined commitment regarding investment and recruitment of the best pilots and aeronautical technicians to offer a modern and safe transport such as air transport, guaranteeing a regular helicopter line service, among other activities.

In addition, it offers its customers an express parcel and merchandise service, including all customs clearance, from "today for today".

To learn more, visit: www.helity.es

Contact information for Media:

Meredith Bell, Lilium
+41 79 432 57 79
press@lilium.com

Forward-Looking Statements:

Lilium Forward-Looking Statements:

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, Lilium’s proposed strategic partnership with Helity Copter Airlines, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.